# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: HealthStream, Inc., CIK 0001095565
CUSIP: 22266M104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 500 11th Avenue North, Suite 850, Nashville, Tennessee (TN), 37203
Date of event which requires filing of this statement: 09/14/2026
Filed by CIK 0002152025
Persons authorized to receive notices and communications: WJRJJ Ventures, LLC, 1301 Moran Road, Franklin, Tennessee (TN), 37069, 916-712-1002; Josh Sedgwick, 701 Fifth Avenue, Suite 5100, Seattle, Washington (WA), 98104, 206-883-2516

## Reporting persons
- WJRJJ Ventures, LLC (CIK 0002152025): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF); sole voting power 2,800,000; shared voting power 0; sole dispositive power 2,800,000; shared dispositive power 0; aggregate amount beneficially owned 2,800,000 (9.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: HealthStream, Inc.
Address of issuer's principal executive offices: 500 11th Avenue North, Suite 850, Nashville, Tennessee (TN), 37203

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by WJRJJ Ventures, LLC, a Delaware limited liability company ("WJRJJ", and the "Reporting Person"), with respect to the shares of common stock, no par value, of the Issuer beneficially owned by it.
Residence or business address: The principal business address of the Reporting Person is 1301 Moran Road, Franklin, TN 37069.
Present principal occupation or employment: WJRJJ is an entity and its principal business is to invest in securities. Willis Johnson is the managing member of WJRJJ.
Criminal convictions in the last five years: Neither the Reporting Person, nor to the knowledge of the Reporting Person, none of the executive officers, directors or partners of the Reporting Person, if applicable, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither the Reporting Person, nor to the knowledge of the Reporting Person, none of the executive officers, directors or partners of the Reporting Person, if applicable, was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 2(a) above.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person acquired the securities reported in this Schedule 13D for investment purposes through open market purchases and private placements in the Issuer with personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 of this Schedule is incorporated herein by reference.

WJRJJ purchased shares of the Company's common stock pursuant to a Securities Purchase Agreement ("Securities Purchase Agreement"), dated as of September 11, 2026, by and among WJRJJ, the Company, and Robert A. Frist (the "Selling Shareholder"), under which (i) the Company agreed to issue to WJRJJ 1,355,932 shares of Common Stock, for an aggregate cash purchase price of approximately $40.0 million, or a purchase price of $29.50 per share, and (ii) the Selling Shareholder agreed to sell to WJRJJ 144,068 shares of Common Stock for an aggregate cash purchase price of approximately $4.25 million, or a purchase price of $29.50 per share.

WJRJJ previously purchased 1,300,000 shares of the Company's common stock on the open market for an aggregate purchase price of approximately $36.7 million, excluding brokerage commissions.

(a) Subject to the Standstill Restrictions and Lock-up described in Item 6 below, the Reporting Person from time to time may acquire additional shares of Common Stock or dispose of any or all of the shares of Common Stock that the Reporting Person owns depending upon an ongoing evaluation of its investment in the shares of common stock, prevailing market conditions, other investment opportunities, other investment considerations or other factors.

(b) - (j) Except as disclosed in this Schedule, the Reporting Person has no plans or proposals which relate to, or could result in, any matters referred to in paragraphs (b) through (j) inclusive of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position or change its purpose or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
TAs of the date of this Schedule, the Reporting Person beneficially owns an aggregate of 2,800,000 shares of Common Stock, or 9.6% of the Company's outstanding shares of Common Stock. The beneficial ownership percentages used in this Schedule are calculated based on 29,239,955 shares of Common Stock outstanding as of August 6, 2026.

The Reporting Person has sole voting and dispositive power over 2,800,000 shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 of the cover pages and Item 5(a) above.
Transactions in the class effected during the past sixty days: The information set forth in Items 3, 4 and 5(a) of this Schedule is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: The information set forth in Items 3, 4 and 5(a) of this Schedule is incorporated herein by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Pursuant to the Securities Purchase Agreement, WJRJJ agreed to certain standstill restrictions for a period of 12 months following the closing on September 14, 2026. Subject to the exceptions set forth therein, the standstill restrictions generally prohibit WJRJJ and its affiliates from (i) acquiring additional securities or a significant portion of the assets of the Company or its controlled affiliates, (ii) making, effecting, initiating, offering, seeking, causing or proposing any take-over bid, tender offer, merger, consolidation, exchange offer, recapitalization, reorganization, business combination, liquidation, dissolution or similar transaction, or any other extraordinary transaction, with or involving the Company or any controlled affiliate thereof, or involving the Common Stock or any other securities or assets of the Company or any controlled affiliate thereof, (iii) seeking board representation, soliciting or in any way participating in the solicitation of proxies or consents, or (iv) forming or participating in a group with respect to the Company's securities or of any of its controlled affiliates (collectively, the "Standstill Restrictions"). The Standstill Restrictions are subject to customary exceptions, including for open-market purchases, and cease to apply upon the occurrence of certain events specified therein, including if the Selling Shareholder ceases to serve as the Chief Executive Officer of the Company.

The description of Standstill Restrictions in the Securities Purchase Agreement is qualified in its entirety by reference to the full text of the applicable section in such agreement, a copy of which is filed as Exhibit 1.

In connection with the Securities Purchase Agreement, on September 14, 2026, WJRJJ executed and delivered to the Company a Registration Rights Agreement, dated September 14, 2026 (the "Registration Rights Agreement"), providing for certain registration rights with respect to resale of the Common Stock.

Pursuant to the Registration Rights Agreement, if the Company receives a request from WJRJJ that the Company file a registration statement (the "Registration Statement") with the Securities and Exchange Commission (the "SEC"), the Company shall prepare and file the Registration Statement no later than 45 days after the date such request is given by WJRJJ. The Company has agreed to use commercially reasonable efforts to have the Registration Statement declared effective by the SEC at the earliest possible date but no later than the earlier of (i) the 75th calendar day following the initial filing date of the Registration Statement if the SEC notifies the Company that it will review the Registration Statement and (ii) the fifth business day after the date the Company is notified by the SEC that the Registration Statement will not be reviewed or will not be subject to further review. Under the Registration Rights Agreement, the Company has agreed to use commercially reasonable efforts to keep the Registration Statement (if filed) continuously effective at all times until the earliest to occur of the following events: (i) the date on which WJRJJ has resold all the Registrable Securities (as defined in the Registration Rights Agreement) covered thereby; and (ii) the date on which the Registrable Securities may be resold by WJRJJ without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144 under the Securities Act of 1933 as amended (the "Securities Act"), without the requirement for the Company to be in compliance with the current public information requirement under Rule 144. The Registration Rights Agreement contains other customary agreements by the Company and WJRJJ.

The description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 2.

On January 29, 2026, Mr. Johnson entered into a letter agreement (the "Lock-Up Agreement") with the Company pursuant to which Mr. Johnson agreed to continue to hold, directly or indirectly, at least 1,300,000 shares of Common Stock until the earliest to occur of: (i) the Company's sale of its equity stake in Empath Nursing, Inc.; (ii) a controlling share of the Company is acquired by a third-party; (iii) the Selling Shareholder ceasing to serve as Chief Executive Officer of the Company; (iv) the third anniversary of the Lock-Up Agreement; or (v) the death of Mr. Johnson.

The description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 3, and is hereby incorporated by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Securities Purchase Agreement
Exhibit 2 - Registration Rights Agreement
Exhibit 3 - Lock-Up Agreement

## Signatures
- WJRJJ Ventures, LLC: /s/ Willis Johnson, Willis Johnson, Managing Member (09/21/2026)